FOR IMMEDIATE RELEASE	Septermber 2, 2008

THE ECONOMIC REPORT TO FEATURE MICROMEM

TORONTO, ONTARIO, September 2, 2008 –Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce that it will be featured on The Economic Report in an upcoming episode as part of the show’s series on Rising Stars in Random Access Technologies. Included in the episode will be interviews with Joseph Fuda and Steven Van Fleet as well as on site filming at the company’s foundry Global Communications Semiconductor. Shooting of the segment has been completed and an airing date will be made available in the coming weeks.

The Economic Report airs during the day on a variety of well-known news networks throughout the country. In a multi-dimensional format, the show begins by introducing each new story and each show’s theme, providing a sense of consistency throughout the segments. More information regarding The Economic Report can be found on the company’s website: http://theeconomicreport.com/index.php

For further information and companies interested in better understanding the Micromem technology and participating in future field trials are encouraged to contact Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 82,323,779
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking.  Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein.  These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.